----------------------------
                                                           OMB APPROVAL
                                                    ----------------------------
                                                    OMB Number:  3235-0145
                                                    Expires:  December 31, 2005
                                                    Estimated average burden
                                                    hours per response       11
                                                    ----------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 (Rule 13d-102)

                 Information to be Included in Statements Filed
          Pursuant to Rule 13d-1(b)(c), and (d) and Amendments thereto
                         Filed Pursuant to Rule 13d-2(b)

                               (Amendment No.__)*

                                 Santarus, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    802817304
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)

      |_|   Rule 13d-1(c)

      |X|   Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

Issuer: Santarus, Inc.                                      CUSIP No.: 802817304

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      J.P. Morgan Partners (SBIC), LLC
      13-337-6808
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) |_|

           (b) |_|
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization Delaware
--------------------------------------------------------------------------------
Number of Shares        5. Sole Voting Power   2,507,706 (includes options to
Beneficially               purchase 107,500 Shares)
Owned by Each           --------------------------------------------------------
Reporting Person        6. Shared Voting Power
With:
                        --------------------------------------------------------
                        7. Sole Dispositive Power   2,507,706 (includes  options
                           to purchase 107,500 Shares)

                        --------------------------------------------------------
                        8. Shared Dispositive Power

--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person      2,507,706
     (includes options to purchase 107,500 Shares)

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)                                                      |_|

11.  Percent of Class Represented by Amount in Row(9)                   6.9%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions) OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

Issuer: Santarus, Inc.                                      CUSIP No.: 802817304

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      J.P. Morgan Partners Global Investors (Selldown), L.P.
      56-2489868
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) |_|

           (b) |_|
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization Delaware
--------------------------------------------------------------------------------
Number of Shares        5. Sole Voting Power         151,982
Beneficially
Owned by Each           --------------------------------------------------------
Reporting Person        6. Shared Voting Power
With:
                        --------------------------------------------------------
                        7. Sole Dispositive Power    151,982

                        --------------------------------------------------------
                        8. Shared Dispositive Power

--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person        151,982
     (includes options to purchase 107,500 Shares)

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)                                                        |_|

11.  Percent of Class Represented by Amount in Row(9)                    .4%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions) OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

Issuer: Santarus, Inc.                                      CUSIP No.: 802817304

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     J.P. Morgan Partners Global Investors (SBIC), LLC
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) |_|

           (b) |_|
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization Delaware
--------------------------------------------------------------------------------
Number of Shares        5. Sole Voting Power         241,479
Beneficially
Owned by Each           --------------------------------------------------------
Reporting Person        6. Shared Voting Power
With:
                        --------------------------------------------------------
                        7. Sole Dispositive Power    241,479

                        --------------------------------------------------------
                        8. Shared Dispositive Power

--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person        241,479
     (includes options to purchase 107,500 Shares)

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)                                                        |_|

11.  Percent of Class Represented by Amount in Row(9)                    .7%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions) OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

Issuer: Santarus, Inc.                                      CUSIP No.: 802817304

Item 1.

      (a)   Name of Issuer:

            Santarus, Inc.

      (b)   Address of Issuer's Principal Executive Offices:

            21823 30th Drive
            Southeast Bothell, Washington  98201

Item 2.

      (a)   Name of Person Filing:

            J.P. Morgan Partners (SBIC), LLC ("JPMP SBIC")

            J.P. Morgan Partners Global Investors (Selldown), L.P. ("JPMP Selldown")

            J.P. Morgan Partners Global Investors (SBIC), LLC ("Global SBIC")

      Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

      (b)   Address of Principal Business Office or, if none, Residence:

            1221 Avenue of the Americas
            New York, New York  10020

      (c)   Citizenship:

            Delaware

      (d)   Title of Class of Securities (of Issuer):

            Common Stock

      (e)   CUSIP Number:

            802817304

Item 3. If this statement is filed pursuant to ss. ss. 240. 13d-1(b) or 240. 13d-2(b) or (c), check whether the person filing is a:

       Not applicable.

Item 4. Ownership

      (a)   Amount Beneficially Owned:

            JPMP SBIC:  2,507,706 (includes options to purchase 107,500 shares)

            JPMP Selldown:  151,982

                                  SCHEDULE 13G

Issuer: Santarus, Inc.                                      CUSIP No.: 802817304

            Global SBIC:  241,479

       (b)  Percent of Class:

            JPMP SBIC:  6.9% (as of December 31, 2004)

            JPMP Selldown:  .4% (as of December 31, 2004)

            Global SBIC:  .7% (as of December 31, 2004)

            Number of shares as to which such person has:

            (i) JPMP SBIC: 2,507,706 (includes options to purchase 107,500 shares) JPMP Selldown: 151,982 Global SBIC: 241,479
            (ii)  Not applicable.
            (iii) JPMP SBIC:  2,507,706  (includes  options to purchase  107,500 shares) JPMP Selldown:  151,982 Global SBIC:  241,479
            (iv)  Not applicable.

Item 5. Ownership of Five Percent or Less of a Class

        Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        Not applicable.

Item 8. Identification and Classification of Members of the Group

        Not applicable.

Item 9. Notice of Dissolution of Group

        Not applicable.

Item 10. Certification

        Not applicable

                                  SCHEDULE 13G

Issuer: Santarus, Inc.                                      CUSIP No.: 802817304


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2005

                             J.P. MORGAN PARTNERS (SBIC), LLC

                         By: /s/ Jeffrey C. Walker
                             ---------------------------------------------------
                             Name:    Jeffrey C. Walker
                             Title:   President


                         J.P. MORGAN PARTNERS GLOBAL INVESTORS (SELLDOWN), L.P.

                         By:  JPMP Global Investors, L.P., its general partner

                         By:  JPMP capital Corp., its general partner


                         By: /s/ Jeffrey C. Walker
                             ---------------------------------------------------

                             Name:    Jeffrey C. Walker
                             Title:   President


                         J.P. MORGAN PARTNERS GLOBAL INVESTORS (SBIC), LLC

                         By: /s/ Jeffrey C. Walker
                             ---------------------------------------------------
                             Name:    Jeffrey C. Walker
                             Title:   President

                                  SCHEDULE 13G

Issuer: Santarus, Inc.                                      CUSIP No.: 802817304


                                  EXHIBIT 2(a)

Item 2. Identity and Background.

      This statement is being filed by J.P. Morgan Partners (SBIC), LLC, a Delaware limited liability company (hereinafter referred to as "JPMP (SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New
York, New York 10020. JPMP (SBIC) is engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, occupations and employments of each executive officer and director of JPMP (SBIC).

      JPMP (SBIC) is a wholly owned subsidiary of J.P. Morgan Partners (BHCA), L.P., a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at the same address as JPMP (SBIC). JPMP (BHCA) is also engaged in the venture capital and leveraged buyout business. As the sole member of JPMP (SBIC), JPMP (BHCA) may be deemed to beneficially own the shares held by JPMP (SBIC). The general partner of JPMP
(BHCA) is JPMP Master Fund Manager, L.P., a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (SBIC), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. As the general partner of JPMP (BHCA), JPMP Master Fund may be deemed to beneficially own the shares held by JPMP (SBIC). This statement is also being filed by J.P. Morgan Partners Global Investors (Selldown), L.P., a Delaware limited partnership ("JPMP Selldown"), whose principal place of business is located at the same address as JPMP SBIC. JPMP Selldown is also engaged in the venture capital, private equity and leveraged buyout business. The general partner of JPMP Selldown is J.P. Morgan Partners Global Investors, L.P., a Delaware limited partnership ("JPMP Investors"), whose principal place of business is located at the same address as JPMP SBIC. JPMP Investors is engaged indirectly in the venture capital, private equity and leveraged buyout business as general partner of JPMP Selldown. As general partner of JPMP Selldown, JPMP Investors may be deemed to beneficially own the shares held by JPMP Selldown.

      The general partner of each of JPMP Master Fund and JPMP Investors, L.P. is JPMP Capital Corp., a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp. As the general partner of each of JPMP Master Fund and JPMP Investors, JPMP Capital Corp. may be deemed to beneficially own the shares held by JPMP SBIC and JPMP Selldown.

      This statement is also being filed by J.P. Morgan Partners Global Investors (SBIC), L.P., a Delaware limited liability company ("Global SBIC"), whose principal place of business is located at the same address as JPMP SBIC. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Global SBIC.

      JPMP Capital Corp. is a wholly owned subsidiary of JPMorgan Chase & Co., a Delaware corporation (hereinafter referred to as "JPMorgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule D hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.

                                  SCHEDULE 13G

Issuer: Santarus, Inc.                                      CUSIP No.: 802817304

                                  EXHIBIT 2(b)

                             JOINT FILING AGREEMENT

      The  undersigned  acknowledge  and agree that the  foregoing  statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is accurate.

Dated this 14th day of February, 2005.

                             J.P. MORGAN PARTNERS (SBIC), LLC


                             By: /s/ Jeffrey C. Walker
                                 -----------------------------------------------
                                 Name:   Jeffrey C. Walker
                                 Title:  President


                             J.P. MORGAN PARTNERS GLOBAL
                             INVESTORS (SELLDOWN), L.P.

                             By:  JPMP Global Investors, L.P.,
                                 its General Partner

                             By:  JPMP Capital Corp.,
                                 its General Partner



                             By: /s/ Jeffrey C. Walker
                                 -----------------------------------------------
                                 Name:  Jeffrey C. Walker
                                 Title:    President


                             J.P. MORGAN PARTNERS GLOBAL INVESTORS (SBIC), LLC




                             By: /s/ Jeffrey C. Walker
                                 -----------------------------------------------
                                 Name:  Jeffrey C. Walker
                                 Title:    President

                                  SCHEDULE 13G

Issuer: Santarus, Inc.                                      CUSIP No.: 802817304

                                   SCHEDULE A

                        J.P. MORGAN PARTNERS (SBIC), LLC

                              Executive Officers(1)

President                                            Jeffrey C. Walker*
Chief Investment Officer                             Arnold L. Chavkin*
Managing Director                                    Srinivas Akkaraju*
Managing Director                                    Christopher Albinson*
Managing Director                                    Dr. Dana Beth Ardi*
Managing Director                                    Richard Aube*
Managing Director                                    Christopher C. Behrens*
Managing Director                                    John Breckenridge*
Managing Director                                    Julie Casella-Esposito*
Managing Director                                    Rodney A. Ferguson*
Managing Director                                    Cornell P. French*
Managing Director                                    Michael R. Hannon*
Managing Director                                    Matthew Lori*
Managing Director                                    Jonathan R. Lynch*
Managing Director                                    Bryan Martin*
Managing Director                                    Sunil Mishra*
Managing Director                                    Stephen P. Murray*
Managing Director                                    Timothy Purcell*
Managing Director                                    John Reardon*
Managing Director                                    Faith Rosenfeld*
Managing Director                                    Shahan D. Soghikian*
Managing Director                                    William Stuck*
Managing Director                                    Patrick J. Sullivan*
Managing Director                                    Timothy J. Walsh*
Managing Director                                    Richard D. Waters, Jr. *
Managing Director                                    Damion E. Wicker, M.D.*

                                  Directors(1)

                               Jeffrey C. Walker*

--------------------
(1)   Each of whom is a United States citizen.
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

                                  SCHEDULE 13G

Issuer: Santarus, Inc.                                      CUSIP No.: 802817304

                                                                      SCHEDULE B

                               JPMP CAPITAL CORP.

                              Executive Officers(1)

Chief Executive Officer                             William B. Harrison**
President                                           Jeffrey C. Walker*
Chief Investment Officer                            Arnold L. Chavkin*
Managing Director                                   Srinivas Akkaraju*
Managing Director                                   Christopher Albinson*
Managing Director                                   Dr. Dana Beth Ardi*
Managing Director                                   Richard Aube*
Managing Director                                   Christopher C. Behrens*
Managing Director                                   John Breckenridge*
Managing Director                                   Julie Casella-Esposito*
Managing Director                                   Rodney A. Ferguson*
Managing Director                                   Cornell P. French*
Managing Director                                   Michael R. Hannon*
Managing Director                                   Matthew Lori*
Managing Director                                   Jonathan R. Lynch*
Managing Director                                   Bryan Martin*
Managing Director                                   Sunil Mishra*
Managing Director                                   Stephen P. Murray*
Managing Director                                   Timothy Purcell*
Managing Director                                   John Reardon*
Managing Director                                   Faith Rosenfeld*
Managing Director                                   Shahan D. Soghikian*
Managing Director                                   William Stuck*
Managing Director                                   Patrick J. Sullivan*
Managing Director                                   Timothy J. Walsh*
Managing Director                                   Richard D. Waters, Jr. *
Managing Director                                   Damion E. Wicker, M.D.*


                                  Directors(1)

                              William B. Harrison**
                               Jeffrey C. Walker*


--------------
(1)   Each of whom is a United States citizen.
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.
** Principal occupation is employee or officer of JPMorgan Chase & Co. Business Address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017

                                  SCHEDULE 13G

Issuer: Santarus, Inc.                                      CUSIP No.: 802817304

                                                                      SCHEDULE C

                J.P. MORGAN PARTNERS GLOBAL INVESTORS (SBIC), LLC

                              Executive Officers(1)

President                                           Jeffrey C. Walker*
Chief Investment Officer                            Arnold L. Chavkin*
Managing Director                                   Srinivas Akkaraju*
Managing Director                                   Christopher Albinson*
Managing Director                                   Dr. Dana Beth Ardi*
Managing Director                                   Richard Aube*
Managing Director                                   Christopher C. Behrens*
Managing Director                                   John Breckenridge*
Managing Director                                   Julie Casella-Esposito*
Managing Director                                   Rodney A. Ferguson*
Managing Director                                   Cornell P. French*
Managing Director                                   Michael R. Hannon*
Managing Director                                   Matthew Lori*
Managing Director                                   Jonathan R. Lynch*
Managing Director                                   Bryan Martin*
Managing Director                                   Sunil Mishra*
Managing Director                                   Stephen P. Murray*
Managing Director                                   Timothy Purcell*
Managing Director                                   John Reardon*
Managing Director                                   Faith Rosenfeld*
Managing Director                                   Shahan D. Soghikian*
Managing Director                                   William Stuck*
Managing Director                                   Patrick J. Sullivan*
Managing Director                                   Timothy J. Walsh*
Managing Director                                   Richard D. Waters, Jr. *
Managing Director                                   Damion E. Wicker, M.D.*

                                  Directors(1)

                               Jeffrey C. Walker*

--------------------------
(1)   Each of whom is a United States citizen.
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

                                  SCHEDULE 13G

Issuer: Santarus, Inc.                                      CUSIP No.: 802817304

                                                                      SCHEDULE D

                              JPMORGAN CHASE & CO.

                              Executive Officers(1)

Chairman of the Board and Chief Executive Officer       William B. Harrison Jr.*
President and Chief Operating Officer                   James Dimon*
Chief Information Officer                               Austin A. Adams*
Co-Chairman, Investment Bank                            Steven D. Black*
Chief Executive Officer, Card Services                  William I. Campbell*
Chief Financial Officer                                 Michael J. Cavanagh*
Chairman, West Coast Region                             David A. Coulter*
Director of Human Resources, Head of Real
 Estate/Facilities, General Services, Security           John J. Farrell*
Co-General Counsel                                      Joan Guggenheimer*
Director of Corporate Marketing and Communications      Frederick W. Hill*
Head, Commercial Banking                                Samuel Todd Maclin*
Head, Strategy and Business Development                 Jay Mandelbaum*
Co-General Counsel                                      William H. McDavid*
Chief Executive Officer,
 Treasury & Securities Services                         Heidi Miller*
Head, Retail Financial Services                         Charles W. Scharf*
Executive Vice President, Card Services                 Richard J. Srednicki*
Head, Asset & Wealth Management                         James E. Staley*
Chief Risk Officer                                      Don M. Wilson III*
Co-Chairman, Investment Bank                            William T. Winters*

--------------------------
(1)   Each of whom is a United States citizen.
* Principal occupation is employee or officer of JPMorgan Chase & Co. Business Address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017

                                  SCHEDULE 13G

Issuer: Santarus, Inc.                                      CUSIP No.: 802817304

                                  Directors(1)

 Name                          Principal Occupation or Employment;
                               Business or Residence Address
--------------------------------------------------------------------------------
Hans W. Becherer               Retired Chairman of the Board and
                               Chief Executive Officer
                               Deere & Company
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
John H. Biggs                  Former Chairman and CEO
                               TIAA - CREF
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
Lawrence A. Bossidy            Retired Chairman of the Board
                               Honeywell International Inc.
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
Stephen B. Burke               President
                               Comcast Cable Communications, Inc.
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
James S. Crown                 President
                               Henry Crown and Company
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
James Dimon                    President and Chief Operating Officer
                               JPMorgan Chase & Co.
                               270 Park Avenue, 8th Floor
                               New York, New York 10017-2070
--------------------------------------------------------------------------------
Ellen V. Futter                President and Trustee
                               American Museum of Natural History
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------

(1)   Each of whom is a United States citizen.

                                  SCHEDULE 13G

Issuer: Santarus, Inc.                                      CUSIP No.: 802817304


 Name                          Principal Occupation or Employment;
                               Business or Residence Address
--------------------------------------------------------------------------------
William H. Gray, III           Retired President and Chief Executive Officer
                               The College Fund/UNCF
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
William B. Harrison, Jr.       Chairman of the Board and Chief Executive Officer
                               JPMorgan Chase & Co.
                               270 Park Avenue, 8th Floor
                               New York, New York  10017-2070
--------------------------------------------------------------------------------
Laban P. Jackson, Jr.          Chairman and Chief Executive Officer
                               Clear Creek Properties, Inc.
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
Lee R. Raymond                 Chairman of the Board and Chief Executive Officer
                               Exxon Mobil Corporation
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
John W. Kessler                Owner
                               John W. Kessler Company
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
Robert I. Lipp                 Chairman
                               The St. Paul Travelers Companies, Inc.
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
Richard A. Monoogian           Chairman and Chief Executive Officer
                               Masco Corporation
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

Issuer: Santarus, Inc.                                      CUSIP No.: 802817304

 Name                          Principal Occupation or Employment;
                               Business or Residence Address
--------------------------------------------------------------------------------
David C. Novak                 Chairman and Chief Executive Officer
                               Yum! Brands, Inc.
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
John R. Stafford               Retired Chairman of the Board
                               Wyeth
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------